UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 201ST MEETING OF THE BOARD OF

DIRECTORS HELD ON MAY 17, 2012

1.  DATE, TIME AND PLACE: On the 17th (seventeenth) day of May 2012, at 5 p.m. the meeting was held via telephone conference call, pursuant to Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A.  ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.  AGENDA: (i) ratification of purchase of electric energy from an incentivated source  by the subsidiary CPFL Comercialização Brasil S.A. ("CPFL Brasil"), for the period of March 1, 2013 until December 31, 2032 and (ii)  election of the Chief Institutional Relations Officer of the Company.

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders’  Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subjects on the Agenda were examined, the following resolutions were approved by unanimous vote and without any restrictions:

(i)        To ratify, in accordance with the provisions of item  "p" of Article 17 of the Bylaws, the acquisition by the subsidiary CPFL Brasil of 3,161.02 GWh (three thousand one hundred and sixty-one and two-tenths of Giga watt-hours) of electric energy from an incentivated source, with a percentage of 50% (fifty percent) reduction in the Distribution System Use Tariff (TUSD), generated by the Bio Alvorada S.A. thermoelectric plant ("UTE Bio Alvorada"), a subsidiary of the controlled company CPFL Energias Renováveis S.A. ("CPFL Renováveis"), pursuant to CPFL Brasil Board of Executive Officers' Resolution No. 2012028; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(ii)       To elect as provided in item  "a" of Article 17 of the Bylaws of the Company, Mr. Ricardo Cleber Zangirolami, Brazilian, married, lawyer, holder of ID No. 1681939, issued by SSP-SP, CPF/MF No. 151.833.308-75, resident and domiciled in the city of Campinas, State of São Paulo, with business address at Rodovia Engº Miguel Noel Nascentes Burnier, No. 1755, CEP 13088-140, to fill the position of Chief Institutional Relations Officer of the Company;

The Officer herein elected (a)  shall fill the remaining term of office on the Board of Executive Officers of the Company, whose election occurred  on May 25, 2011, (b)  hereby states that there are no impediments to the exercising of his duties, and (c)  shall be vested in his respective position on the date of signing the Term of Office, drawn up in the Board of Executive Officers' meeting minutes book, the Statement of Agreement referred to in the Listing Rules of the BM&FBovespa, in which he commits to comply with the rules set forth therein, and also the Statement of Adherence to the provisions of the Shareholders' Agreement filed with the Company.

The Board  hereby records the composition of the Company's Board of Executive Officers, to serve until the first meeting of the Board of Directors to be held after the General Shareholders’  Meeting for the fiscal year 2013: CHIEF EXECUTIVE OFFICER - Wilson Ferreira Jr.; CHIEF FINANCIAL OFFICER AND HEAD OF INVESTOR RELATIONS - Lorival Nogueira Luz Jr.; CHIEF OPERATIONS OFFICER  - Carlos Marcio Ferreira; CHIEF  ADMINISTRATIVE OFFICER - José  Marcos Chaves de Melo; CHIEF BUSINESS DEVELOPMENT OFFICER - Carlos da Costa Parcias Jr.; and CHIEF  INSTITUTIONAL RELATIONS OFFICER - Ricardo Cleber Zangirolami.

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Renê Sanda, Helena Kerr do Amaral, Ana Novaes and Gisélia Silva – Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 18, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.